DRAFT

Michael K. Krebs
Direct Line: (617) 439-2288
Fax: (617) 310-9288
E-mail: mkrebs@nutter.com

_____, 2020
108552-26

CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Julia Griffith (griffithj@sec.gov)

Re: Eastern Bankshares, Inc.
Amendment No. 1 to the Registration Statement on Form S-1 (the "Registration
Statement")
Submitted July 24, 2020
CIK No. 0001810546
File No. 333-239251

Ladies and Gentlemen:

We are writing in response to your letter dated July 31, 2020, setting forth the comment of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission on the above-referenced Registration Statement filed by Eastern Bankshares, Inc. (the "Company"). The Company has considered the Staff's comment, and its response is set forth below. To facilitate the Staff's review, we have reproduced the comment used in the Staff's comment letter in bold print.

In addition, we hereby submit Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which has been revised in response to the Staff's comment and to update other disclosures.

AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILED JULY 24, 2020

Recent Developments – Our Borrowers, page 52

1. *We note the table added on page 52 and request additional clarity in your response as to where the data was drawn from and how the data correlates to other June 30, 2020 financial information included in the filing. For example, the table appears to relate to modified loans as a result of the COVID-19 pandemic; however the table references a total loan balance of $1,136.5 million, which does not correlate to modified loans discussed in the narrative discussion preceding the table, which references $946.1 million modified loans through June*

DRAFT

> *30, 2020. Additionally, the columns for loan exposure, number of borrowers, and COVID-19 modification % are not clearly defined. Please revise your next amendment to more clearly describe the data included in this table and the origin of the data so as to be useful for potential investors and users of the financial statements.*

Company Response:

As disclosed on page [16] of Amendment No. 2 under "Risk Factors—Risks Related to Covid-19 Pandemic and Associated Economic Slowdown," when Eastern realized beginning in late March that the pandemic and economic slowdown would have an immediate adverse impact on certain segments of its customers, Eastern identified various categories of borrowers likely to experience the most adverse effects (the "High Impact Categories").

The table on page [44] of Amendment No. 2 presents the total amount of loans made to borrowers in the High Impact Categories. The aggregate amount of loans in the High Impact Categories as of June 30, 2020 ($1,136.5 million) is greater than the total amount of loans modified through June 30, 2020 ($946.1 million), because not every loan in the High Impact Categories has been modified. (Also, not every modified loan is included in the High Impact Categories.) The High Impact Categories table was included in the Recent Developments section in light of the Company's assessment of the impact of the Covid-19 pandemic and has not been considered or presented historically.

The Company has revised the table and the accompanying narrative disclosure as noted below to address the staff's comments.

The Company has revised the lead in sentence to the table as follows:

- Beginning in late March 2020, when we realized the Covid pandemic and economic shut down would have an immediate adverse impact on certain segments of our customers, we identified the various categories of borrowers likely to experience the most adverse effects of the Covid-19 recession. The following table shows certain data as of June 30, 2020 related to all loans to our borrowers in the industry categories that we believe will likely experience the most adverse effects of the Covid-19 recession. Loans included in the table that as of June 30, 2020 had been modified represented approximately 28.9% of our aggregate outstanding loan balances to all borrowers in those categories as of June 30, 2020. However, the table does not include all loans that as of June 30, 2020 have been modified.

DRAFT

U.S. Securities & Exchange Commission
_____, 2020

   Clarification of the following column headings: "Loan Exposure", "Number of Borrowers" and "COVID-19 modification %"

   The Company has substituted the heading "Credit Exposure" instead of "Loan Exposure" and added (or revised) notes to the table to describe those columns more clearly:

   [*Credit Exposure*]

     (1) Eastern's aggregate potential credit exposure as of June 30, 2020, considering all loan agreements and lines of credit that permit a borrower to increase the borrower's indebtedness to Eastern.

   [*Number of Borrowers*]

     (2) Each individual obligor is a single borrower for purposes of this column. Affiliated borrowers under common control are not aggregated as a single borrower even if in the same industry category, and therefore the actual concentration of credit exposure may be greater than indicated.

   [*Covid-19 Modification %*]

     (3) The percentage of loans in each category, calculated as a percentage of aggregate outstanding loan balances for each category as of June 30, 2020, that we modified primarily due to the effects on borrowers of the Covid-19 pandemic and related economic slowdown beginning in late March 2020.

If you have any questions or require any additional information, please do not hesitate to contact me at (617) 439-2288 or mkrebs@nutter.com.

Sincerely,

/s/ Michael K. Krebs
Michael K. Krebs

MKK:

cc: Mr. Robert F. Rivers
        Chair and Chief Executive Officer
        Eastern Bankshares, Inc.

        Mr. James B. Fitzgerald
        Chief Administrative Officer, Chief Financial Officer
        Eastern Bankshares, Inc.

        Kathleen C. Henry, Esq.
        Executive Vice President, General Counsel and Corporate Secretary
        Eastern Bankshares, Inc.

        Lee A. Meyerson, Esq.
        Lesley Peng, Esq.
        Simpson Thacher & Bartlett LLP

4886795.5


200G=yS#ez9x7d&tV

| PROJECT 1818 | Donnelley Financial | VDI-W7-PFD-0439 14.3.10.0 | ADG stepl0ho | 03-Aug-2020 14:48 EST | | 846554 TX 45 | 28* |
| PROSPECTUS | None | | WDC | 23-Jul-2020 17:35 EST | COMP | PS PMT | 1C |

relief. Generally, these modifications are for three to six months and allow customers to temporarily cease making either principal payments or both interest and principal payments. Through June 30, 2020, we had modified approximately $946.1 million of loans, of which approximately 56% were for full payment deferrals (both interest and principal) and 44% deferred only principal payments. From January 1, 2020 through June 30, 2020, we have modified $558.9 million of commercial real estate loans, including construction loans, $157.4 million of commercial and industrial loans, $106.9 million of business banking loans, $92.8 million of residential real estate loans and $30.1 million of consumer loans, including home equity loans. Payment of deferred interest is not required prior to the maturity of the loan. We believe these actions provide our customers with the best chance to meet their longer-term obligations and for us to work with those who will not be able to meet their obligations or default on their loans. Most of these deferrals will end in the third or fourth quarter of the year ending December 31, 2020. We have not deferred our recognition of interest income with respect to loans subject to modifications.

- Upon the expiration of the deferral period, borrowers will be required to resume making previously scheduled loan payments. Although we expect many of our customers will resume making timely loan payments after their deferral period ends, we anticipate that some will be not able to do so, and we will need to begin collection activities. As of the date of this prospectus, we are unable to reasonably estimate the aggregate amount of loans that will likely become delinquent after the respective deferral period.

- Beginning in late March 2020, when we realized the Covid-19 pandemic and economic shut down would have an immediate adverse impact on certain segments of our customers, we identified the various categories of borrowers likely to experience the most adverse effects of the Covid-19 recession. The following table shows certain data as of June 30, 2020 related to all loans to our borrowers in the industry categories that we believe will likely experience the most adverse effects of the Covid-19 recession. Loans included in the table that as of June 30, 2020 had been modified represented approximately 28.9% of our aggregate outstanding loan balances to all borrowers in those categories as of June 30, 2020. However, the table does not include all loans that as of June 30, 2020 have been modified.

	Loan Balance	Credit Exposure [1]	Number of Borrowers [2]	Covid-19 Modification % [3]
		(Dollars in thousands)		
Commercial and Industrial: Commercial and Business Banking				
Restaurants	$ 148,373	$ 156,747	420	60.6%
Construction contractors	105,127	281,435	1,036	11.0%
Non-essential retail	41,859	101,736	436	2.6%
Entertainment and recreation	34,368	49,664	158	31.1%
Educational and child care services	16,219	50,948	196	5.3%
Private medical and dental offices	16,299	34,602	294	20.2%
Water and air passenger transportation	19,811	30,557	12	0.1%
Auto and other vehicle dealerships	7,557	10,138	21	— %
Hotels	377	527	12	32.3%
Commercial Real Estate: Commercial and Business Banking				
Retail	437,267	458,839	298	26.7%
Hotels	179,577	181,076	45	37.6%
Auto dealerships	78,152	80,361	36	2.8%
Restaurants	51,566	52,766	67	48.5%
	$1,136,552	$1,489,396	3,031	28.9%

[1] Eastern's aggregate potential credit exposure as of June 30, 2020, considering all loan agreements and lines of credit that permit a borrower to increase the borrower's indebtedness to Eastern.

[2] Each individual obligor is a single borrower for purposes of this column. Affiliated borrowers under common control are not aggregated as a single borrower even if in the same industry category, and therefore the actual concentration of credit exposure may be greater than indicated.

[3] The percentage of loans in each category, calculated as a percentage of aggregate outstanding loan balances for each category as of June 30, 2020, that we modified primarily due to the effects on borrowers of the Covid-19 pandemic and related economic slowdown beginning in late March 2020.

- During the quarter ended June 30, 2020, we originated $1.1 billion of loans to approximately 8,100 borrowers under the Paycheck Protection Program ("PPP") under the CARES Act. The vast majority of our PPP borrowers are existing commercial and small business borrowers, non-profit customers, retail banking customers and clients of Eastern Wealth Management and Eastern Insurance Group LLC. The PPP generally provides eligible employers with funds to pay payroll costs (including benefits), interest on mortgages, rent and utilities, and a PPP loan will generally be forgiven to the extent the loan proceeds are applied to eligible expenditures during a specified measurement period, subject to certain reductions based on decreases in the employer's full-time equivalent employees or salary and wages during the measurement period. As amended on June 5, 2020, the CARES Act provides for a measurement period of 24 weeks (or, if earlier, through December 31, 2020), though for any PPP loan originated before June 5, 2020, the borrower may elect to use an eight-week measurement period. We anticipate that the vast majority of our PPP exposure will be forgiven late in the year ending December 31, 2020 or early in the year ending December 31, 2021. To the extent not forgiven, a PPP